Exhibit 99.1

Press Release

HUTCHMED Highlights Clinical Data to be Presented at the 2024 ASH Annual Meeting and the 2024 ESMO Asia Congress

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, November 6, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from the sovleplenib ESLIM-01 Phase III trial, as well as several investigator-initiated studies of compounds discovered by HUTCHMED will be presented at the American Society of Hematology (“ASH”) Annual Meeting taking place on December 7-10, 2024 in San Diego, USA, and the European Society for Medical Oncology (“ESMO”) Asia Congress 2024, taking place on December 6-8, 2024 in Singapore.

Long-term safety and efficacy data from a follow-on, open-label sub-study of the extension stage of ESLIM-01 Phase III study of sovleplenib in adult patients with chronic primary immune thrombocytopenia (“ITP”) in China will be reported at the 2024 ASH Annual Meeting (NCT05029635). At data cut-off on January 31, 2024, a total of 179 patients were treated with at least one dose of sovleplenib. 55.3% (99/179) of the patients were still on the treatment in the sub-study, with a median duration of exposure of 56.6 weeks.

The follow-on sub-study data demonstrated that long-term treatment with sovleplenib was effective in increasing and maintaining platelet count in adults with chronic primary ITP in China. In the overall population, the overall response was achieved by 81% (145/179) of the patients, with a durable response rate of 51.4% and long-term durable response rate of 59.8%. The median cumulative duration of platelet count ≥50×10⁹/L was 38.9 weeks. The long-term treatment was well tolerated, with a safety profile consistent with previous studies and no new safety signals were identified.

Abstract title	Presenter / Lead author	Presentation details
2024 ASH ANNUAL MEETING – SPONSORED STUDY
Long-Term Sovleplenib Treatment of Adults with Primary Immune Thrombocytopenia in China	Yu Hu Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China	#2558 Disorders of Platelet Number or Function: Clinical and Epidemiological: Poster II Sunday, December 8, 2024 6:00 PM - 8:00 PM Pacific Time

ESMO ASIA CONGRESS 2024 – INVESTIGATOR-INITIATED STUDIES
Efficacy and safety of fruquintinib combined with serplulimab as 1st line treatment in advanced non-clear cell renal cell carcinoma (nccRCC): A single-arm, multicentre clinical trial	Wei Xue, Jiwei Huang Renji Hospital Affiliated to Shanghai Jiao Tong University School of Medicine, Shanghai, China	#274MO Mini Oral session: Genitourinary tumours Sunday, December 8, 2024 9:42 - 9:47 AM Singapore Time
Stereotactic body radiation therapy followed by fruquintinib in combination with immunotherapy as third- and later-line treatment in metastatic colorectal cancer	Chen Zhang, Yi Wang Ningbo No.2 Hospital, Ningbo, China	#81P Poster Display: Gastrointestinal tumours, colorectal Saturday, December 7, 2024
Results from FRONT study: A multicenter, randomized, open-label clinical trial of fruquintinib as maintenance therapy after 1L treatment in metastatic colorectal cancer (mCRC)	Tianshu Liu, Xiaojing Xu Zhongshan Hospital Affiliated to Fudan University, Shanghai, China	#82P Poster Display: Gastrointestinal tumours, colorectal Saturday, December 7, 2024
Fruquintinib in combination with S-1 for ESCC patients after first-line immunotherapy failure: Update of dose-finding results	Lin Zhao, Ningning Li Peking Union Medical College Hospital, Beijing, China	#194P Poster Display: Gastrointestinal tumours, colorectal Saturday, December 7, 2024

Abstract title	Presenter / Lead author	Presentation details

Efficacy and safety of concurrent bevacizumab in combination with standard radiotherapy and temozolomide followed by bevacizumab in combination with temozolomide and surufatinib in glioblastoma: A phase 2 clinical trial

	Rongjie Tao, Hui Zhang Shandong Cancer Hospital Affiliated to Shandong University, Jinan, China	#766P Poster Display: General interest Saturday, December 7, 2024

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of fruquintinib, savolitinib, sovleplenib and surufatinib, the further clinical development for fruquintinib, savolitinib, sovleplenib and surufatinib, its expectations as to whether any studies on fruquintinib, savolitinib, sovleplenib and surufatinib, would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of fruquintinib, savolitinib, sovleplenib and surufatinib, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of fruquintinib, savolitinib, sovleplenib and surufatinib for a targeted indication, and the sufficiency of funding. In addition, as certain studies rely on the use of serplulimab, sintilimab, S-1, temozolomide and bevacizumab as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Contacts

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com
Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com
Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Liberum	+44 (20) 7886 2500